DINOCO OIL, INC.

1100 NW Loop 410, Suite 700-134

San Antonio, TX 78213

December 30th, 2014

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Dinoco Oil, Inc.

Registration Statement on Form S-1

Filed September 15, 2014

File No. 333-198730

Dear Mr. Schwall

This letter is a request by Dinoco Oil, Inc., pursuant to Rule 461 under the Securities Act of 1933, to accelerate the effective date of the Registration Statement so that it may become effective at 4:00pm Eastern Daylight Time January 5th, 2015 or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

/s/ Dorothy Scaringe

 Dorothy Scaringe

Chief Executive Officer

Dinoco Oil, Inc.